October 8, 2024

Michael Baughn
Chief Financial Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

        Re: Foot Locker, Inc.
            Form 10-K for Fiscal Year Ended February 3, 2024
            File No. 001-10299
Dear Michael Baughn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services